

August 30, 2012

<u>Via E-Mail</u>
Mr. Brian J. Radecki
Chief Financial Officer
Costar Group, Inc.
1331 L Street, NW
Washington, DC 20005

      Re: Costar Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 23, 2012
              Form 8-K/A Filed June 22, 2012
              File No. 000-24531

Dear Mr. Radecki:

      We have reviewed your letter dated August 14, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 7, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Valuation of Long-Lived and Intangible Assets and Goodwill, page 37

1.   We note your response to prior comment 1. To the extent your international operations have not achieved positive cash flows to date or have achieved minimal cash flows to date, and your future projected cash flows are largely dependent on investments in these operations and expected future increases in revenues from these investments, tell us what consideration you gave to disclosing these factors and the potential events or changes in

circumstances that could reasonably be expected to negatively affect your analysis. See Section V of SEC Release No. 33-8350.

You may contact Laura Veator, Staff Accountant at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief